# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Galapagos NV, CIK 0001421876
CUSIP: 36315X101
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: GEN DE WITTELAAN L11 A3, 2800 MECHELEN, Belgium (C9), 00000
Date of event which requires filing of this statement: 02/07/2025
Filed by CIK 0001232621
Persons authorized to receive notices and communications: Kevin Tang, 4747 Executive Drive, Suite 210, San Diego, California (CA), 92121, 858-200-3830

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC (CIK 0001232621): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,910,525; sole dispositive power 0; shared dispositive power 4,910,525; aggregate amount beneficially owned 4,910,525 (7.5% of the class)
  Comment: Tang Capital Management, LLC ("TCM") beneficially owns 4,910,525 of the Issuer's Ordinary Shares, which consists of: (i) 966,119 Ordinary Shares, (ii) 2,544,406 American Depository Receipts ("ADRs"), each of which represents one Ordinary Share of the Issuer and (iii) 1,400,000 ADRs that the Reporting Persons have a right to purchase pursuant to call option contracts. TCM shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI"), Tang Capital Partners III, Inc. ("TCP III") and Kevin Tang. The percentages used herein are based on 65,897,071 Ordinary Shares outstanding as of December 31, 2024, as set forth in the Financials section of the Issuer's website.
- KEVIN TANG (CIK 0001178579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 4,910,525; sole dispositive power 0; shared dispositive power 4,910,525; aggregate amount beneficially owned 4,910,525 (7.5% of the class)
  Comment: Kevin Tang beneficially owns 4,910,525 of the Issuer's Ordinary Shares, which consists of: (i) 966,119 Ordinary Shares, (ii) 2,544,406 ADRs, each of which represents one Ordinary Share of the Issuer and (iii) 1,400,000 ADRs that the Reporting Persons have a right to purchase pursuant to call option contracts. Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI, TCP III and TCM.
- TANG CAPITAL PARTNERS, LP (CIK 0001191935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,723,147; sole dispositive power 0; shared dispositive power 2,723,147; aggregate amount beneficially owned 2,723,147 (4.2% of the class)
  Comment: TCP beneficially owns 2,723,147 of the Issuer's Ordinary Shares, which consists of: (i) 548,443 Ordinary Shares, (ii) 1,387,304 ADRs, each of which represents one Ordinary Share of the Issuer and (iii) 787,400 ADRs that TCP has a right to purchase pursuant to call option contracts. TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,962,418; sole dispositive power 0; shared dispositive power 1,962,418; aggregate amount beneficially owned 1,962,418 (3% of the class)
  Comment: TCPI beneficially owns 1,962,418 of the Issuer's Ordinary Shares, which consists of: (i) 417,676 Ordinary Shares, (ii) 932,142 ADRs, each of which represents one Ordinary Share of the Issuer and (iii) 612,600 ADRs that TCPI has a right to purchase pursuant to call option contracts. TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 224,960; sole dispositive power 0; shared dispositive power 224,960; aggregate amount beneficially owned 224,960 (0.3% of the class)
  Comment: TCP III beneficially owns 224,960 of the Issuer's ADRs, each of which represents one Ordinary Share of the Issuer. TCP III shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CONCENTRA BIOSCIENCES, LLC (CIK 0001970065): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: Galapagos NV
Address of issuer's principal executive offices: GEN DE WITTELAAN L11 A3, 2800 MECHELEN, Belgium (C9), 00000

## Item 2. Identity and Background
Name of person filing: This Statement is filed by TCM, a Delaware limited liability company that is the general partner of TCP and TCPI; Kevin Tang, a United States citizen; TCP, a Delaware limited partnership engaged in capital management; TCPI, a Delaware limited partnership engaged in capital management; TCP III, a Nevada corporation that is indirectly wholly owned by TCP; Tang Capital Partners IV, Inc., a Nevada corporation that is indirectly wholly owned by TCP ("TCP IV"); and Concentra Biosciences, LLC, a Delaware limited liability company ("Concentra" and, collectively with TCM, Kevin Tang, TCP, TCPI, TCP III and TCP IV, the "Reporting Persons").
Residence or business address: The address of TCM, Kevin Tang, TCP, TCPI and Concentra is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 5955 Edmond Street, Las Vegas, NV 89118.
Present principal occupation or employment: Kevin Tang is the manager of TCM. Kevin Tang is the sole director and Chief Executive Officer of TCP III and TCP IV. Kevin Tang is the Chief Executive Officer of Concentra.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares and options were acquired with approximately $93.9 million of working capital set aside by TCP, TCPI and TCP III for the general purpose of investing. TCP, TCPI and TCP III maintain commingled margin accounts with various financial institutions, which may extend margin credit to TCP, TCPI and TCP III as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares and options reported hereunder for investment purposes, and such purchases were made in the Reporting Persons' ordinary course of business.

As with their other investments, the Reporting Persons continuously evaluate the Issuer, including, but not limited to, its businesses, operations and prospects. The Reporting Persons may engage in discussions with the Issuer and its representatives and/or other stockholders, seek to enter into a confidentiality agreement with the Issuer and/or propose changes to the Issuer's operations or governance. There can be no certainty as to whether discussions with the Issuer will occur, the outcome of any such discussions or whether the Reporting Persons will take any actions relating to the Issuer.

Subject to applicable law and regulation, the Reporting Persons may modify their ownership of the Shares or options, including acquiring additional Shares or options or disposing of some or all of the Shares or options beneficially owned by them. Such actions may be based on the Reporting Persons' assessment of the Issuer's operations and prospects, prevailing market conditions or other investment considerations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5. As of the date hereof the Reporting Persons beneficially own an aggregate of 4,910,525 of the Issuer's Shares, representing 7.5% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) above.
Transactions in the class effected during the past sixty days: Schedule A attached hereto as Exhibit 2 describes all transactions in the Issuer's Shares that were effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons have potential obligations to purchase 1,043,500 of the Issuer's Shares pursuant to put option contracts that expire on February 21, 2025 with a strike price of $25. The Reporting Persons have the right to purchase 1,400,000 of the Issuer's Shares pursuant to call option contracts that expire on February 21, 2025 with a strike price of $25. The Reporting Persons have potential obligations to sell 200,000 of the Issuer's Shares pursuant to call option contracts that expire on April 17, 2025 with a strike price of $30.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons.
Exhibit 2: Schedule A: Transactions during the past 60 days.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (02/14/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (02/14/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (02/14/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (02/14/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (02/14/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (02/14/2025)
- CONCENTRA BIOSCIENCES, LLC: /s/ Kevin Tang, Chief Executive Officer (02/14/2025)